Mail Stop 4561

September 11, 2009

Gregory Galanis, President
Sweet Spot Games, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re: Sweet Spot Games, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed on August 24, 2009**
> **File No. 333-157281**

Dear Mr. Galanis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.

General

1. After your auditor issued his audit report dated July 27, 2009, we note that he subsequently filed with the PCAOB a request for withdrawal as a registered public accounting firm on July 31, 2009. We note that this is the second time during the course of our review of this registration statement that your auditor, Gregory Lance Lamb, CPA, has filed a request for withdrawal with the PCAOB. Please explain the reasons for your auditor's repeated requests for withdrawal, in which he previously withdrew his prior request dated June 16, 2008, became reinstated, only to later request withdrawal again on July 31, 2009. In addition, if you have an audit report from a firm that does not expect to remain registered, this needs to be addressed in your filing, including the risks and expenses associated with obtaining a new auditor.

Financial Statements

2. We note you have provided the audited cumulative statement of operations and cash flows from inception June 2, 2008 to the period ended June 30, 2009 following SFAS No. 7, paragraph 11. However, you need to present annual periods for those financial statements. Amend the filing to provide audited statements of loss and cash flows for the annual period ended June 30, 2009 following paragraph 11.b. and c. of SFAS No. 7 and Rule 8.02 of Regulation S-X.

Similarly, the audit report should be revised to address the annual periods reported upon.

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If you have any questions or concerns, please contact Kevin Dougherty at (202) 551-3271. If you require further assistance, you may contact the undersigned at (202) 551- 3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (704) 944-4280</u>
Charles Barkley, Esq.